Mail Stop 4561

May 2, 2006

By U.S. Mail and facsimile to (630) 753-4092

Mr. John V. Mulvaney, Sr.
Vice President and Controller
Navistar Financial Corporation
425 N. Martingale Road
Schaumburg, Illinois 60173

      **Re: Navistar Financial Corporation
            Item 4.01 Form 8-K/A
            Filed May 1, 2006
            File No. 001-04146**

Dear Mr. Mulvaney:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In paragraph four of Item 4.01 of your Form 8-K filed April 12, 2006 you state that there were no disagreements between the company and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. However, we note in the letter from Deloitte & Touche LLP dated April 25, 2006 that they disagreed with several of your statements included in the Form 8-K filed on April 12, 2006. Please tell us how you determined that there were no disagreements between you and your independent accountants, and revise to provide all disclosures required by Item 304 of Regulation S-K, including but not limited to Section (a)(1)(iv) and (v) of Item 304.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3781.

Sincerely,

Matthew Komar
Staff Accountant